

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2019

Mark Kowal
Chief Accounting Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

      Re: World Wrestling Entertainment, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 8, 2018
          Form 10-Q for Fiscal Quarter Ended September 30, 2018
          Filed October 25, 2018
          File No. 001-16131

Dear Mr. Kowal:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Transportation and Leisure